February 6, 2007

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  205049

Attention:  Mike Volley and Amit Pande

Original via post – copy via facsimile

Dear Sirs:

Re:

Westsphere Asset Corporation, Inc.

Form 10-KSB for Fiscal Year End December 31, 2004

Filed April 15, 2005

File No. 0-32051

Further to your correspondence dated January 8, 2007 and subsequent discussion with Westsphere Vice President Sonia Dreyer we are answering the comments outlined following:

Note 4 – Investments, page F-10

Item #2.  This is to acknowledge that we will revise our future filings to present a roll forward that includes additions to and impairments of major intangible asset classes.

In connection with responding to your comments, we acknowledge that:

•

The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Douglas N. Mac Donald, President & CEO

Westsphere Asset Corporation, Inc.